WINGS & THINGS, INC.

455 EAST 400 SOUTH, SUITE 313

SALT LAKE CITY, UTAH 84111

November 7, 2011

Tia Jenkins, Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

RE:

Wings & Things, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed March 18, 2011

Supplemental Response Submitted August 12, 2011

File No. 000-30529

Dear Ms. Jenkins,

This letter is in response to your comment letter dated September 1, 2011 and to our telephone conference on September 22, 2011 regarding the above identified Form 10-K of Wings & Things, Inc. (the “Company”).  The Company is filing via EDGAR this response letter and the amended Form 10-K and Form 10-Q as describe below.

Below we have restated your comments and each comment is followed by the Company’s response.

Form 10-K for the Fiscal year ended December 31, 2010

Report of Independent Registered Public Accounting Firm, page 12

1.

We note in your response to comment one of our letter dated August 3, 2011 that you do not believe it is necessary to obtain a new audit report that covers all periods because the successor auditor made reference to the predecessor auditor in accordance with paragraph 74 of AU Section 508 of the PCAOB Interim Auditing Standards.  Be advised that paragraph 74 of AU Section 508 is not applicable in this instance since you are a development stage entity, and auditor association with the cumulative periods from inception to the most recent year-end is required for as long as you are in the development stage.  Please advise your current auditor to delete the reference to the work of the predecessor auditor for the period from March 11, 1986 (inception) to December 31, 2008, and revise to include an audit report issued by a PCAOB-registered auditor that covers the financial statements of all periods from March 11, 1986 (inception) to December 31, 2010.  In this regard, the predecessor auditor is not currently registered with the PCAOB so their audit reports cannot be included in your filings pursuant to Article 2 of Regulation S-X so either your current auditor will have to reaudit the financial statements for the period from March 11, 1986 (inception) to December 31, 2008, or will have to engage another PCAOB-registered auditor to reaudit this period.   To the extent that it is impracticable to obtain a new audit of the cumulative period through December 31, 2008, you may request a waiver of the audit requirement from the Chief Accountant’s Office in the Division of Corporation Finance.  Your written request should be sent to dcaoletters@sec.gov.  Please note that your e-mail is not confidential, and others may intercept and read your e-mail.  In order to facilitate proper routing, please include in the body of the e-mail: company name, date of letter, correspondent’s name, CIK number, Assistant Director

Office No. 9, and file number.  Correspondence must be attached to the e-mail as a pdf file.

Response:   The Amendment No. 1 to the Company’s Form 10-K for the year ended December 31, 2010 (“2010 Form 10-K/A”) includes the reaudited cumulative period and the appropriate auditors’ report issued by a PCAOB-registered auditor that covers the financial statements of all periods from March 11, 1986 (inception) to December 31, 2010.

Item 9A.  Controls and Procedures, page 20

2.

We  note in your response to comment two of our letter dated August 3, 2011 that you will revise the Item 9A disclosures in your December 31, 2010 Form 10-K, and Item 4 disclosures in your March 31, 2011 Form 10-Q to clearly state that your DC&P was ineffective as of each date.  Please tell us when you will file the amendments to your December 31, 2010 Form 10-K and March 31, 2011 Form 10-Q.

Response:  We have revised Item 9A of the 2010 Form 10-K/A to clearly state that our DC&P were ineffective as of the end of the period covered by that report.  We have also filed an Amendment No. 1 to the March 31, 2011 Form 10-Q that revises Part I, Item 4 to clearly state that our DC&P were ineffective as of the end of the period covered by that report.

* * * * * *

In connection with our response to your comments, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hopes that this response to your comment letter and the amended reports adequately address your concerns.  If you have further questions or comments please contact the Company’s counsel, Cindy Shy, at cshypc@hotmail.com, by phone (435) 674-1282 or by fax (435) 673-2127.

Sincerely,

/s/ Greg L. Popp

Greg L. Popp

President